UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CTI Group (Holdings) Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number)

Chad J. Rubin

Duane Morris LLP

30 S. 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126431 10 5	Page 2 of 4

1.	Names of reporting persons. John Birbeck
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,315,445
	8.	Shared voting power 0
	9.	Sole dispositive power 2,315,445
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,315,445
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.5%*
14.	Type of reporting person (see instructions) IN

*	Based on the sum of (i) 29,158,771 shares of the Company’s Common Stock outstanding, as provided to the Reporting Person by the Issuer, and (ii) the 1,568,345 shares of the Issuer’s Common Stock issuable upon exercise of the options which are currently exercisable.

CUSIP No. 126431 10 5	Page 3 of 4

This Amendment No. 2 (this “Amendment No. 2”) amends Items 4, 6 and 7 to reflect changes to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 8, 2013 (as so amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On October 30, 2013, CTI Group (Holdings) Inc. (the “Issuer”) issued to John Birbeck (the “Reporting Person”), Fairford Holdings, Ltd. and Michael Reinarts (together with the Reporting Person, the “Lenders”) a Promissory Note (the “Note”) in the aggregate principal amount of $1,400,000 (the “Principal Amount”).

Under the Note, the Issuer may, from the date of the Note through and including the Maturity Date (as defined below), request that the Lenders make one or more advances under the Note (each, an “Advance”). The Lenders may, in their sole and absolute discretion, elect to make or decline to make any Advance requested by the Issuer under the Note.

Pursuant to the Note, the Issuer promises to pay to the Lenders, on demand made at any time following April 30, 2014, or if demand is not sooner made, on May 31, 2014 (such date, or if earlier, the date demand is made under the Note, the “Maturity Date”), the unpaid balance under the Note plus all interest accrued thereunder as of the Maturity Date in the following proportions: 10% to the Reporting Person, 80% to Fairford Holdings, Ltd. and 10% to Michael Reinarts.

Interest under the Note accrues at a fixed rate per annum equal to 6.50%. Under the Note, on December 31, 2013, the Issuer will pay to the Lenders all interest accrued under the Note as of such date.

As collateral for the Issuer’s satisfaction of its obligations under the Note, the Issuer pledges to the Lenders a purchase money lien in all accounts, any receivables, inventory, machinery, equipment, supplies, general intangibles, furniture and fixtures purchased with any Advances under the Note.

The Note may be prepaid in full or in part at any time without premium or penalty.

On October 30, 2013, the Issuer requested an Advance of $700,000 under the Note, and the Lenders elected to make such Advance to the Issuer.

The foregoing description of the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Note, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth in the Schedule 13D, the Reporting Person does not presently have any additional plans or proposals that relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intentions with respect to any or all of the matters referred to in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 of this Amendment No. 2 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Promissory Note, dated October 30, 2013, issued by CTI Group (Holdings) Inc. to Fairford Holdings, Ltd., Michael Reinarts and John Birbeck in the aggregate principal amount of $1,400,000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 31, 2013	/s/ John Birbeck
Name: John Birbeck